EXHIBIT 99.1

Elbit Vision Systems Announces First Quarter 2015 Results

Revenues of $1.95 Million Up 46% Year-Over-Year

With Record Backlog of $4.5 Million

CAESAREA, Israel, May 19, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the three month period ending March 31, 2015.

First Quarter 2015 Results

Revenues for the quarter were $1.95 million, representing an increase of 46% compared to $1.34 million in the first quarter of 2014.

Gross profit for the quarter was $1.12 million, representing 58% of revenues, an increase of 74% compared to $646 thousand for the first quarter of 2014, which represented 48% of revenues.

Operating income for the quarter was $457 thousand, an increase of 203% compared to $151 thousand in the first quarter of 2014.

Net income was $363 thousand, an increase of 107% compared to $175 thousand in the first quarter of 2014.

Management Comment

Sam Cohen, CEO of EVS commented, "We are pleased with our first quarter results which show strong year-over-year growth in revenue and a doubling of our net profits. Currently, our backlog stands at $4.5 million to be delivered this year, well ahead of where it stood at this time last year. These factors underlie our expectations for a strong 2015.

"Our land-and-expand strategy for selling iBar is progressing well. The iBar penetration is taking longer than our initial expectations, yet, customers are very excited with the product and their feedback has been very positive and useful. Over the past few months, we have been making improvements and refinements to the system. We recently announced that some customers have given us formal acceptance of the iBar, which opens the door for additional orders from these customers. We are now more confident than ever that the advantages of iBar will make it a necessary component for many textile manufacturers in our markets," concluded Mr. Cohen.

Conference call details

The Company will also host a conference call today May 19, starting at 10:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 281 1167	at 10:00 am Eastern Time
Israel:	03 918 0610	at 5:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems's website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2015
IN U.S. DOLLARS

	Mar-31		Dec-31
	2015	2014	2014

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	957	334	1,067
Restricted deposits (short term)	34	34	44

Trade accounts receivable	1,029	1,020	901
Other receivables	178	161	110
Inventories	935	920	965

Total current assets	3,133	2,469	3,087

LONG-TERM RECEIVABLES:

Severance pay fund	190	295	194
Other long-term receivables	85	121	79
Total long-term receivables	275	416	273

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	26	28	27

OTHER ASSETS
Goodwill	242	242	242

Total assets	3,676	3,155	3,629

	Mar-31		Dec-31
	2015	2014	2014

	In thousands
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	183	183
Current Maturities of Loan from Shareholder and Other	128	370	170

Trade account payable	607	782	637
Deferred revenues	318	343	578
Other payables	550	440	457

Total current liabilities	1,786	2,118	2,025

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	435	747	484
Other Long Terms liabilities	488	675	526
Accrued severance pay	200	311	207
Total long-term liabilities	1,123	1,733	1,217

Total liabilities	2,909	3,851	3,242

SHAREHOLDERS' EQUITY (DEFICIENCY)	767	(696)	387

Total liabilities and shareholders' Equity	3,676	3,155	3,629

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015
IN U.S. DOLLARS

	3 months ended		year ended
	Mar-31		December 31,
	2015	2014	2014

	U.S. dollars in thousands (except per share data)

Revenues	1,949	1,338	6,644

Cost of revenues	828	692	3,145

Gross profit	1,121	646	3,499

Research and development Expenses	131	107	560
Selling, general and administrative expenses:
Marketing and selling	344	217	1,187
General and administrative	189	171	729

Operating profit	457	151	1,023

Financial (expenses) income - net	(94)	24	(365)

Profit before taxes on income	363	175	658

Taxes on income	--	--	--
Net profit for the period	363	175	658

Profit per share- basic	0.004	0.002	0.008
Profit per share- diluted	0.004	0.002	0.008

Weighted average number Of shares used in Computation of loss Per share:
Basic (in thousands)	85,229	74,916	82,183
Diluted (in thousands)	85,260	74,916	83,519
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com